EXHIBIT 99.1


               WESTPAC SECURITISATION MANAGEMENT PTY LIMITED
                    OFFICER'S CERTIFICATE OF COMPLIANCE


         The undersigned officer of Westpac Securitisation Management Pty Limited, a company organized under the laws of New South Wales, Australia ("WSM"), hereby certifies on behalf of WSM and on his own behalf for purposes of the Series 1998-1G WST Trust Class A and Class B Mortgage Backed Floating Rate Notes (collectively, the "Notes"), as follows:

         1.     I am a duly appointed, qualified and acting Director of WSM;

         2. I am duly authorized to execute and deliver this Officer's Certificate on behalf of WSM; and

         3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Series 1998-1G WST Trust issue of Notes for the period between June 30, 1998 and June 30, 1999.

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

         IN WITNESS WHEREOF, I have signed my name as of December 30, 1999.




                                         /s/ Marten Touw
                                    --------------------------------
                                    By:      Marten Touw
                                             Director
                                             Westpac Securitisation Management
                                             Pty Limited






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